RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:12 06 May 2025 RNS Number : 3301H Unilever PLC 06 May 2025 TRANSACTIONS IN OWN SECURITIES 06 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 02 May 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.8400 Lowest price paid per share: GBP 47.5200 Volume weighted average price paid per share: GBP 47.7118 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 67,496,885 of its ordinary share and has 2,501,050,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volum LSE 47.7118 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 642 47.52 XLON 09 400 47.52 XLON 09 126 47.52 XLON 09 159 47.52 XLON 09 156 47.60 XLON 09 215 47.60 XLON 09 289 47.63 XLON 09 191 47.65 XLON 09 239 47.67 XLON 09 222 47.65 XLON 09 209 47.62 XLON 09 197 47.65 XLON 09 198 47.66 XLON 09 190 47.66 XLON 09 196 47.65 XLON 09 199 47.71 XLON 09 200 47.68 XLON 10 190 47.66 XLON 10 195 47.62 XLON 10 100 47.65 XLON 10 93 47.65 XLON 10 190 47.63 XLON 10 192 47.65 XLON 10 190 47.68 XLON 10 196 47.68 XLON 10 190 47.67 XLON 10 107 47.69 XLON 10 88 47.69 XLON 10 190 47.69 XLON 10 168 47.68 XLON 10 79 47.68 XLON 10 254 47.70 XLON 10 29 47.72 XLON 10 210 47.72 XLON 10 213 47.73 XLON 10 205 47.68 XLON 10 201 47.63 XLON 10 199 47.63 XLON 10 117 47.63 XLON 11 83 47.63 XLON 11 199 47.61 XLON 11 200 47.63 XLON 11 169 47.64 XLON 11 218 47.65 XLON 11 199 47.65 XLON 11 211 47.65 XLON 11 201 47.61 XLON 11 198 47.60 XLON 11 190 47.60 XLON 11 195 47.57 XLON 11 191 47.54 XLON 11 194 47.53 XLON 11 2 47.53 XLON 11 198 47.63 XLON 11 190 47.65 XLON 11 100 47.63 XLON 11 95 47.63 XLON 11 273 47.65 XLON 11 30 47.65 XLON 12 510 47.69 XLON 12 543 47.71 XLON 12 109 47.75 XLON 12 345 47.75 XLON 12 16 47.75 XLON 12 16 47.75 XLON 12 16 47.75 XLON 12 16 47.75 XLON 12 381 47.77 XLON 12 261 47.77 XLON 12 193 47.77 XLON 12 271 47.83 XLON 12 100 47.81 XLON 12 162 47.81 XLON 12 218 47.82 XLON 12 212 47.79 XLON 13 194 47.79 XLON 13 190 47.79 XLON 13 219 47.77 XLON 13 70 47.77 XLON 13 257 47.75 XLON 13 254 47.72 XLON 13 96 47.70 XLON 13 54 47.68 XLON 13 140 47.68 XLON 13 248 47.69 XLON 13 225 47.66 XLON 13 441 47.66 XLON 13 100 47.68 XLON 13 100 47.68 XLON 13 100 47.68 XLON 13 53 47.68 XLON 13

100 47.68 XLON 13 314 47.68 XLON 13 372 47.69 XLON 13 175 47.68 XLON 13 57 47.68 XLON 13 210 47.70 XLON 13 103 47.70 XLON 13 342 47.68 XLON 13 58 47.66 XLON 13 17 47.64 XLON 13 100 47.64 XLON 13 14 47.73 XLON 13 75 47.73 XLON 13 113 47.73 XLON 13 261 47.71 XLON 13 225 47.70 XLON 13 100 47.70 XLON 14 117 47.70 XLON 14 206 47.72 XLON 14 201 47.70 XLON 14 208 47.70 XLON 14 196 47.70 XLON 14 199 47.68 XLON 14 99 47.68 XLON 14 95 47.68 XLON 14 161 47.75 XLON 14 116 47.75 XLON 14 207 47.77 XLON 14 249 47.75 XLON 14 190 47.73 XLON 14 26 47.73 XLON 14 265 47.75 XLON 14 267 47.75 XLON 14 211 47.73 XLON 14 246 47.70 XLON 14 238 47.68 XLON 14 224 47.69 XLON 14 157 47.66 XLON 14 78 47.66 XLON 14 205 47.67 XLON 14 16 47.67 XLON 14 80 47.68 XLON 14 141 47.68 XLON 14 200 47.65 XLON 14 22 47.65 XLON 14 218 47.67 XLON 14 208 47.71 XLON 14 212 47.73 XLON 14 200 47.70 XLON 14 18 47.70 XLON 14 199 47.68 XLON 14 110 47.69 XLON 14 87 47.69 XLON 14 200 47.71 XLON 14 199 47.70 XLON 14 200 47.68 XLON 14 86 47.68 XLON 14 108 47.68 XLON 14 194 47.72 XLON 14 200 47.69 XLON 14 192 47.68 XLON 14 202 47.67 XLON 14 199 47.71 XLON 14 200 47.71 XLON 14 142 47.69 XLON 14 51 47.69 XLON 14 227 47.66 XLON 14 191 47.69 XLON 14 212 47.71 XLON 14 185 47.71 XLON 14 15 47.71 XLON 14 191 47.71 XLON 14 326 47.73 XLON 14 200 47.71 XLON 15 77 47.71 XLON 15 285 47.72 XLON 15 201 47.72 XLON 15 100 47.74 XLON 15 20 47.74 XLON 15 205 47.74 XLON 15 13 47.74 XLON 15 190 47.71 XLON 15 200 47.71 XLON 15 23 47.71 XLON 15 212 47.71 XLON 15 191 47.71 XLON 15 200 47.71 XLON 15 2 47.71 XLON 15 157 47.69 XLON 15 52 47.69 XLON 15 52 47.66 XLON 15 100 47.66 XLON 15 50 47.66 XLON 15 200 47.66 XLON 15 112 47.66 XLON 15 200 47.64 XLON 15 3 47.64 XLON 15 319 47.63 XLON 15 206 47.61 XLON 15 200 47.62 XLON 15 200 47.62 XLON 15 18 47.62 XLON 15 200 47.62 XLON 15 74 47.62 XLON 15 83 47.62 XLON 15 171 47.62 XLON 15 61 47.65 XLON 15 146 47.65 XLON 15 17 47.65 XLON 15 99 47.69 XLON 15 202 47.70 XLON 15 248 47.70 XLON 15 193 47.70 XLON 15 219 47.75 XLON 15 47 47.75 XLON 15 167 47.75 XLON 15 192 47.78 XLON 15 209 47.78 XLON 15 209 47.78 XLON 15 100 47.78 XLON 15 100 47.78 XLON 15 206 47.80 XLON 15 100 47.78 XLON 15 256 47.78 XLON 15 239 47.76 XLON 15 190 47.76 XLON 15 196 47.76 XLON 15 78 47.76 XLON 15 28 47.76 XLON 15 161 47.76 XLON 15 57 47.77 XLON 15 100 47.77 XLON 15 60 47.77 XLON 15 23 47.80 XLON 15 313 47.80 XLON 15 233 47.78 XLON 15 82 47.78 XLON 15 307 47.79 XLON 15 200 47.79 XLON 15 29 47.79 XLON 15 201 47.79 XLON 15 341 47.77 XLON 15 151 47.78 XLON 15 43 47.78 XLON 15 83 47.76 XLON 15 122 47.76 XLON 15 135 47.80 XLON 15 37 47.82 XLON 15 178 47.82 XLON 15 86 47.82 XLON 15 100 47.82 XLON 16 100 47.82 XLON 16

54 47.82 XLON 16 100 47.82 XLON 16 294 47.82 XLON 16 16 47.80 XLON 16 120 47.80 XLON 16 351 47.80 XLON 16 269 47.78 XLON 16 126 47.80 XLON 16 224 47.80 XLON 16 107 47.78 XLON 16 185 47.78 XLON 16 100 47.79 XLON 16 142 47.79 XLON 16 200 47.80 XLON 16 69 47.80 XLON 16 320 47.81 XLON 16 356 47.82 XLON 16 352 47.82 XLON 16 100 47.82 XLON 16 240 47.82 XLON 16 317 47.83 XLON 16 306 47.84 XLON 16 100 47.80 XLON 16 212 47.80 XLON 16 14 47.80 XLON 16 2 47.80 XLON 16 304 47.81 XLON 16 47 47.81 XLON 16 18 47.81 XLON 16 337 47.81 XLON 16 216 47.81 XLON 16 100 47.83 XLON 16 115 47.83 XLON 16 315 47.81 XLON 16 281 47.79 XLON 16 261 47.78 XLON 16 259 47.76 XLON 16 200 47.75 XLON 16 193 47.74 XLON 16 181 47.74 XLON 16 203 47.73 XLON 16 371 47.74 XLON 16 196 47.73 XLON 16 172 47.72 XLON 16 133 47.72 XLON 16 191 47.72 XLON 16 344 47.71 XLON 16 269 47.70 XLON 16 98 47.69 XLON 16 258 47.69 XLON 16 4 47.69 XLON 16 Media Enquiries: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.